Exhibit 2.1

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This First Amendment to Agreement and Plan of Merger (this “Amendment”), is entered into as of June 26, 2015, by and among METALICO, INC., a Delaware corporation (the “Company”), TOTAL MERCHANT LIMITED, a Samoan limited company (“Parent”), and TM MERGER SUB CORP., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”). Capitalized terms used herein (including in the immediately preceding sentence) and not otherwise defined herein shall have the meanings set forth in the Merger Agreement (as defined below).

WHEREAS, the Company, Parent and Merger Sub have entered into that certain Agreement and Plan of Merger, dated as of June 15, 2015 (the “Merger Agreement”), pursuant to which the parties have agreed that Merger Sub will merge with and into the Company, with the Company continuing as the Surviving Corporation, subject to the terms and conditions of the Merger Agreement; and

WHEREAS, the parties to the Merger Agreement have agreed to amend certain terms of the Merger Agreement as more fully set forth below in this Amendment.

NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants and agreements contained in this Amendment, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree to amend the Merger Agreement as follows:

1. Amendments.

(a)	Section 2.02(a) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“Within twenty-one (21) days from the date hereof, Parent shall deposit, or cause to be deposited, in escrow with the Escrow Agent, an aggregate amount in cash equal to the Escrow Amount, to be distributed as set forth herein and in accordance with the terms of the Escrow Agreement. The Escrow Amount shall be held under the sole dominion and control of the Escrow Agent until the earlier of (x) the delivery of confirmation from the Exchange Agent and the Company of receipt by the Exchange Agent of the full amount of the Payment Fund, less the Escrow Amount, from Parent in accordance with the terms and conditions of Section 2.02(b) hereof, in which case the Escrow Amount shall be automatically released by the Escrow Agent to the Exchange Agent, (y) termination of this Agreement by the Company (A) pursuant to Section 7.04(d) hereof subject to the satisfaction of the conditions set forth in Section 6.02 hereof (other than those conditions that by their nature are to be satisfied at the Closing) and the receipt of the Company Stockholder Approval, or (B) pursuant to Section 7.04(e) hereof, and in the case of subsections (y)(A) and (y)(B) the Escrow Amount shall be automatically released by the Escrow Agent to the Company, or (z) termination of this Agreement for any reason (other than by the Company for the reasons set forth in subsections (y)(A) or (y)(B) set forth immediately above) pursuant to the terms of Article VII, in which case the Escrow Amount shall be automatically released by the Escrow Agent to Parent; provided, however, that the Escrow Agent will not release such funds if the Escrow Amount is subject to a pending claim against it made by the Company in good faith.”

(b)	Section 5.18 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“Parent agrees that on or prior to the day that is three (3) Business Days prior to the date that the Company Stockholders Meeting is held, Parent will deposit or cause to be deposited into the U.S. branch of Maybank Banking Berhad an amount in cash equal to the Payment Fund (with any interest with respect thereto calculated as of the anticipated Closing Date, which anticipated Closing Date shall be mutually agreed to among the parties acting reasonably) less the Escrow Amount, and further covenants that it shall not remove or cause to be removed all or any portion of such funds from the U.S. branch of Maybank Banking Berhad until the earlier of (a) the payment of the Payment Fund to the Exchange Agent pursuant to Section 2.02 hereof and (b) the termination of this Agreement in accordance with Article VII hereof.”

(c)	Section 7.04 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“This Agreement may be terminated by the Company at any time prior to the Effective Time (notwithstanding, in the case of Section 7.04(b) immediately below, any approval of this Agreement by the stockholders of the Company):

(a) If, prior to the receipt of the Company Stockholder Approval at the Company Stockholders Meeting, the Company Board authorizes the Company, in compliance in all material respects with the terms of this Agreement, including Section 5.06(e) hereof, to enter into a Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement) in respect of a Superior Proposal; provided that the Company shall have paid any amounts due pursuant to Section 7.06(b) hereof in accordance with the terms, and at the times, specified therein; and provided further that in the event of such termination, the Company substantially concurrently enters into such Company Acquisition Agreement;

(b) if there shall have been a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement such that the conditions to the Closing of the Merger set forth in Section 6.03(a) or Section 6.03(b), as applicable, would not be satisfied and, in either such case, such breach is incapable of being cured by the End Date; provided that the Company shall have given Parent at least ten days’ written notice prior to such termination stating (i) the Company’s intention to terminate this Agreement pursuant to this Section 7.04(b), and (ii) that Parent may cure any such breach before the End Date in the event Parent reasonably deems such breach as capable of being so cured;

(c) if Parent shall not have deposited, or caused to be deposited with the Escrow Agent the Escrow Amount in accordance with the terms and conditions of Section 2.02(a) hereof;

(d) if Parent shall have failed to deposit the Payment Fund with the Exchange Agent in accordance with the terms and conditions of Section 2.02(b) hereof; or

(e) if Parent shall have failed to deposit the Payment Fund less the Escrow Amount into the U.S. branch of Maybank Banking Berhad in accordance with the terms and conditions of Section 5.18 hereof, or removes or causes to be removed all or any portion of such funds from the U.S. branch of Maybank Banking Berhad prior to (A) the payment of the Payment Fund to the Exchange Agent pursuant to Section 2.02 hereof and (B) the termination of this Agreement in accordance with Article VII hereof.”

2. Miscellaneous.

A. Provisions Still Effective. Except as expressly amended by Section 1 of this Amendment, all provisions, terms and conditions of the Merger Agreement shall continue in full force and effect.

B. Representations. Each of the Company, Parent and Merger Sub represent that they have taken all action necessary to make this Amendment effective against them, and that the person signing this Amendment on their behalf has been duly authorized to execute and deliver this Amendment.

C. Incorporation by Reference. The provisions of Article VIII of the Merger Agreement are hereby incorporated by reference in this Amendment in all respects as though fully set forth herein.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

THE COMPANY:
METALICO, INC.

By:       /s/ Carlos E. Agüero—
Name: Carlos E. Agüero
Title: Chairman, President and Chief
Executive Officer

PARENT:
TOTAL MERCHANT LIMITED

By:       /s/ Huang Chung Sheng—
Name: Huang Chung Sheng
Title: Director

MERGER SUB:
TM MERGER SUB CORP.

By:       /s/ Huang Chung Sheng—
Name: Huang Chung Sheng
Title: President and Sole Director